

August 30, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:**   **American Realty Capital New York Recovery REIT, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed August 25, 2010**
> **File No. 333-163069**

Dear Mr. Schorsch:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Real Estate Investments, page 120

1.   We note your response to comment 3 in our letter dated August 20, 2010 and continue to believe that you should explain in the footnote to the table on page 121 why occupancy and average effective annual rental per square foot data is unavailable for your interior design building prior to 2007 or otherwise disclose the information.

Unaudited Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Mortgage Note Payable, page F-21

2.   Based on your disclosures elsewhere in the prospectus and considering the maturity date of the note is November 1, 2012, it appears that you have incorrectly noted the remaining balance of $13,797,286 is due in 2011. Please advise.

Note 6 – Convertible Preferred Stock, page F-21

3.   We note you updated the purchase price per Preferred Share offered with your Preferred Offering is $9.00 per share for investments less than or equal to $50,000. However your disclosure now does not indicate the price per share for investments greater than $50,000 but less than or equal to $150,000. Please advise.

Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2009, page F-24

4.   Please ensure that Total operating expenses for the company sums to the correct total.

Item 36. Financial Statements and Exhibits, page II-4

(a) Financial Statements

5.   Please also include reference to the Statement of Revenues and Certain Expenses of 306 E. 61st Street as provided for the year ended December 31, 2009 and the period from January 1, 2010 to June 22, 2010 (acquisition date).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900